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                                 EXHIBIT 99.1
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IMPORTANT FACTORS REGARDING FORWARD LOOKING STATEMENTS

EARLY STAGE OF DEVELOPMENT; COMMERCIAL UNCERTAINTY

         TKT is at an early stage of development. All of the Company's potential Gene Activation products are in research or preclinical development. No revenues have been generated from product sales and no such revenues are expected for at least several years. The Gene Activation products currently under development by the Company will require significant additional development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercial use. There can be no assurance that any Gene Activation products will ultimately be developed by the Company and its corporate partners, or that, even if developed, these products will receive regulatory approval. If approved, these products will compete with established products of proven safety and efficacy, the manufacturers of which can be expected to employ intellectual property challenges to commercialization of these products. There can be no assurance that the Company's Gene Activation products, if any, will be able to be commercialized or, if commercialized, that they will be accepted by medical centers, hospitals, physicians or patients in lieu of existing treatments. Accordingly, there can be no assurance that these products can be successfully manufactured and marketed at prices that would permit the Company and its corporate partners to operate profitably. The Company's potential gene therapy products may be even further from commercial introduction. Due to the early stage of development of the Company's potential gene therapy products and the extensive research, development, preclinical and clinical testing, and regulatory review process required before marketing approval can be obtained, the Company cannot predict with certainty when it will be able to commercialize any of its potential gene therapy products, if at all.

TECHNOLOGICAL UNCERTAINTY

         Gene Activation and gene therapy are new and rapidly evolving technologies. Existing preclinical data on the safety and efficacy of proteins produced by the Company's Gene Activation technology are limited, and the Company's Gene Activation products have not yet been tested in humans. The Company's potential gene therapy products are even further from commercial introduction. While many approaches to gene therapy are being pursued by pharmaceutical and biotechnology companies and academic institutions, there are currently no marketed gene therapy products, and existing clinical data on the safety and efficacy of potential gene therapy products are limited. The potential gene therapy products currently under development by the Company will require substantial additional development efforts, including extensive preclinical and clinical testing and the receipt of regulatory approvals prior to commercial introduction. For any given disease, gene therapy generally, as well as the Company's specific approach to gene therapy, may not be efficacious or may prove to have undesirable and unintended side effects, toxicities or other characteristics that may prevent or limit commercial use. There can be no assurance that the Company's products will obtain approval from the U.S. Food and Drug Administration (the "FDA") or equivalent foreign regulatory authorities for any indication.

PATENTS AND PROPRIETARY RIGHTS

         The Company's success may depend in large part on its ability to obtain patent protection for its Gene Activation and gene therapy processes and potential products in the U.S. and other countries and to obtain the right to use in its potential products genes or other technology that have been or


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may be patented by others. Currently, the Company has one issued and 21 pending patent applications in the U.S. to protect its proprietary methods and processes; it has also filed foreign patent applications corresponding to certain of these U.S. patent applications. In addition, the Company has entered into several agreements to license proprietary rights from other parties. However, the patent situation in the field of biotechnology generally is highly uncertain and involves complex legal, scientific and factual questions. To date there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patents will not be challenged, invalidated or circumvented or will afford protection against competitors with similar technology.

         Many biotechnology and pharmaceutical companies, universities and research institutions, including competitors with substantial resources, have filed patent applications and have been issued patents potentially relating to the Company's Gene Activation and gene therapy technologies. In addition, certain competitors have filed patent applications and have been issued patents relating to certain methods of producing therapeutic proteins that the Company anticipates producing using its Gene Activation technology. The Company's Gene Activation and gene therapy technologies and potential products may be found to conflict or be alleged to conflict with patents which have been or may be granted to competitors, universities or others. There are a substantial number of biotechnology patent applications under review at the U.S. Patent and Trademark Office (the "PTO"). Because patent applications in the U.S. are maintained in secrecy until patents issue, the Company cannot be certain that others have not filed or maintained patent applications for technology used by the Company or covered by the Company's pending patent applications or that the Company was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compositions of matter or processes that block or compete with those of the Company. Furthermore, as is the case with any pending patent application, competitors may attempt to amend existing applications to claim rights to compositions of matter or processes that may block the Company. No assurance can be given that the Company's products or processes may not infringe patents that may issue under pending patent applications. With respect to gene therapy technology, the Company has been involved in one interference proceeding declared by the PTO in order to determine the patentability of the technology and the priority of invention and, thus, the right such technology in the U.S. Should any of its competitors have filed additional patent applications in the U.S. that claim technology also invented by the Company, the Company may have to participate in additional interference proceedings declared by the PTO, all of which could result in substantial cost to the Company to determine its rights or potential loss of rights.

PATENT LITIGATION

         The biotechnology industry has been characterized by significant litigation and interference proceedings regarding patents, patent applications and other intellectual property rights, and many companies in the biotechnology industry have attempted to employ intellectual property litigation to gain or preserve a competitive advantage. For example, there has been substantial intellectual property litigation between suppliers of erythropoietin throughout the world.

         In April 1997, Amgen Inc. initiated patent infringement proceedings against the Company and its collaborative partner, Hoechst Marion
Roussel, Inc. ("HMRI"), in the U.S. District Court in Massachusetts. Amgen's suit claims that the Company's Gene Activated erythropoietin ("GA-EPO") infringes on U.S. Patent Numbers 5,547,933, 5,618,698 and 5,621,080 relating to Amgen's erythropoietin product, Epogen(R), and the processes for its manufacture. Amgen seeks an

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injunction prohibiting the Company and HMRI from manufacturing, importing, using, selling or offering to sell GA-EPO in the United States. The Company and HMRI believe that they have substantial defenses to the allegations in the complaint and expect that their position will be thoroughly vindicated in court. However, the Company can provide no assurance as to the outcome of this litigation. A decision by the court in Amgen's favor, including the issuance of an injunction against the manufacture and sale of GA-EPO by the Company and HMRI in the United States, or any other conclusion of this litigation in a manner adverse to the Company and HMRI, could have a material adverse effect on the Company's business, financial condition and results of operations.

         In September 1996, the Company received a letter from Amgen stating, without further elaboration that, in Amgen's opinion, any implication that the Company will be able to commercialize GA-EPO in the United States is "materially false and misleading." The Company has received an opinion of Hamilton, Brook, Smith & Reynolds, P.C., counsel to the Company, that the technologies employed by the Company and the method of their use in the Company's products do not infringe U.S. Patent Numbers 4,703,008, 5,441,868 and 5,547,933, the principal Amgen patents, and would not infringe such patents under the doctrine of equivalents. Based upon this opinion as well as its and its counsel's review of other relevant patents, the Company believes that it will be able to commercialize GA-EPO in the United States upon successful completion of its clinical trials and receipt of FDA approval. This opinion, however, is not binding on any court, and there can be no assurance that the Company will not in the future become subject, in the United States or any other country, to additional patent infringement claims, interferences and other litigation involving patents, including the three referenced Amgen patents, or any patents that may issue on any pending patent applications, including Amgen patent applications.

         The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to the Company or its corporate partner and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although a number of patent and intellectual property disputes in the biotechnology area have been settled through licensing or similar arrangements, costs associated with any such arrangement may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company or its corporate partner or would be available on acceptable terms. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company or its corporate partner from manufacturing and selling some or all of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

         Although the Company has licensed proprietary rights to certain genes (for example, for Factor VIII and Factor IX) to be used in its gene therapy products, the Company presently has no proprietary rights to certain other genes that it may later seek to use in its products and which may be the subject of issued third party patents or pending patent applications. As a result, the Company may be required to obtain licenses under third party patents in order to market certain of its products. If such licenses are not made available to the Company on acceptable terms, the Company will not be able to market such products. In addition, under the Company's license and sublicense agreements, the licensors and sublicensors may terminate these agreements upon the Company's failure to meet certain specified milestones. Any such termination of an existing license or sublicense by any such licensor or sublicensor, or any inability by the Company to obtain any required license, could have a material adverse effect on the Company's business.

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         The Company also relies upon unpatented proprietary technology, processes and know-how, which the Company protects in part by confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

UNCERTAINTY ASSOCIATED WITH CLINICAL TRIALS

         Subject to compliance with FDA regulations, TKT and its corporate partners plan to undertake extensive clinical testing in humans to evaluate the safety and efficacy of its Gene Activation and gene therapy products in development. None of the Company's Gene Activation products has entered clinical trials. The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in the anticipated Gene Activation clinical trials may result in program delays, which could have a material adverse effect on TKT. Even if clinical trials are completed, there can be no assurance that the Company or its partners will be able to submit a Product License Application ("PLA") to the FDA or comparable regulatory agencies in foreign countries on the schedule anticipated or that such applications will be reviewed and approved by such regulatory agencies in a timely manner. Of the gene therapy products under development at the Company, only one is in Phase I human clinical trials. The Company currently intends to seek a collaborative partner prior to proceeding with further clinical development of this product. There can be no assurance that the Company will be able to obtain authorization from the FDA for additional human clinical testing of any of its gene therapy products currently in research or preclinical development. There can be no assurance that any authorized clinical testing will be completed successfully within any specified time period, if at all, with respect to any potential product. There also can be no assurance that such testing will show any potential product to be safe or efficacious or that any such product will be approved by the FDA for any indication. Furthermore, the Company or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or the FDA to delay or suspend clinical trials.

UNCERTAINTY OF GOVERNMENT REGULATORY REQUIREMENTS; LENGTHY APPROVAL PROCESS

         The Company's research and development, preclinical testing, clinical trials, facilities and manufacturing and marketing of its products will be subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The regulatory process for new therapeutic products, which includes preclinical and clinical testing of each product to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent FDA regulatory approval. In addition, delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA regulatory review of each submitted License Application. Similar delays may also be encountered and substantial resources expended in foreign countries. There can be no assurance that even after such time and expenditures, regulatory approval will be obtained for any Gene Activation or gene therapy products developed by the Company. Moreover, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed and contain requirements for post-marketing follow-up studies. Because gene therapy is a relatively new technology and products for gene therapy have not been extensively tested in humans, the regulatory requirements governing gene

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therapy products may be subject to substantial additional review by various regulatory authorities in the U.S. and abroad. These requirements may result in extensive delays in initiating clinical trials of gene therapy products and in the regulatory approval process in general.

         Any of the foregoing effects of government regulation, as well as of comparable foreign regulation, could delay the marketing of the Company's Gene Activation and gene therapy products for a considerable or indefinite period of time, materially increase the cost involved in developing, manufacturing and marketing the Company's products, diminish or eliminate any competitive advantage the Company may enjoy, or otherwise adversely affect the Company's ability to conduct its business. Compliance with applicable government regulations governing each of the Company's potential Gene Activation and gene therapy products will require a significant commitment of time, money and effort by the Company and its corporate partners with no assurances that any approval will ultimately be granted on a timely basis, if at all.

HISTORY OF OPERATING LOSSES; FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

         The Company has experienced significant operating losses since its inception in 1988. As of December 31, 1996, the Company had an accumulated deficit of $37.1 million. The Company expects that it will continue to incur substantial losses for at least several years and expects cumulative losses to increase as the Company's research and development efforts expand. The Company expects that such losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will ever achieve sales or profitability.

         The Company will require substantial funds to conduct research and development (including preclinical and clinical testing) of its potential products and to manufacture and market any products that are approved for commercial sale. Based on its current operating plan, the Company believes that its available cash will be adequate to satisfy its capital needs through 1999. The Company's future capital requirements will depend on many factors, including continued progress in its research and development programs, the magnitude of these programs, the scope and results of clinical trials, the timing and receipt of milestone payments, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, competing technological and market developments, the ability of the Company to establish and maintain collaborative arrangements, and the cost of manufacturing and commercialization activities. To date, the Company has not received any revenues from product sales. The Company intends to seek additional funding through collaborative arrangements or through public or private financings. There can be no assurance that additional financing will be available on acceptable terms, if at all.

COMPETITION

         The field of biotechnology is new and evolving, and it is expected to continue to undergo significant and rapid technological change. Technological developments could result in the Company's potential products becoming obsolete. The Company's products and technologies will be subject to substantial competition, both from other companies in the field of Gene Activation and gene therapy and from companies which have other forms of treatment of the diseases targeted by the Company.

         The Company is initially focusing its Gene Activation efforts on established products with proven safety and efficacy. The Company anticipates that companies selling such products will compete vigorously. There can be no assurance that the Company's Gene Activation products will be accepted by medical centers, hospitals, physicians or patients in lieu of existing products, or as to the

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effect of such competition on the market prices of the Company's products.

         Although the Company has a major corporate partner, many of the Company's existing or potential competitors have substantially greater product development capabilities and financial, scientific, marketing or human resources than the Company. Similarly, other competitors of the Company may enter into collaborative relationships with other companies having such greater resources. In addition, certain of these competitors have significantly greater experience than the Company in undertaking human clinical trials of new therapeutic products. Accordingly, other companies may succeed in developing products earlier than the Company, obtaining FDA approvals for such products more rapidly than the Company, or developing products that are more effective or less costly than those proposed to be developed by the Company. Furthermore, if the Company is permitted to commence commercial sales of products, it may also be competing with respect to commercial manufacturing and marketing capabilities, areas in which it has no experience.

NO MANUFACTURING, DISTRIBUTION OR MARKETING CAPABILITY

         Although the Company has a pilot gene therapy manufacturing facility and believes it will be able to manufacture its potential products on a large scale, the feasibility of large-scale manufacturing of such products has not been demonstrated. If the Company is unable to develop or contract for manufacturing capabilities on acceptable terms, the Company's ability to commercialize its potential products would be materially adversely affected. If the Company is delayed in establishing suitable manufacturing capabilities, the Company's ability to conduct human clinical testing may be adversely affected, resulting in the delay of submission of potential products for regulatory approval and initiation of new development programs, which in turn could impair materially the Company's competitive position and the possibility of the Company achieving profitability. In addition, although the Company believes that its potential products will be cost-effective, there can be no assurance that the Company will be able to manufacture and distribute such products at a reasonable cost, that the Company will be able to price such products competitively or, if priced competitively, that the Company will be able to achieve margins sufficient to allow it to achieve profitability.

         The Company plans to provide its gene therapy products through central manufacturing facilities. The establishment of these facilities will require substantial additional funds and personnel and will require compliance with extensive regulations applicable to such facilities. There can be no assurance that such funds and personnel will be available on acceptable terms, if at all, or that the Company will be able to comply with such regulations at acceptable cost, if at all. In addition, in managing this expansion the Company may encounter unforeseen regulatory, logistical or management problems or incur unexpected operating costs. Failure or delays in establishing these facilities, or the incurrence of unexpected operating costs, could adversely affect the ability of the Company to manufacture and market its gene therapy products. Furthermore, the Company has no experience in sales, marketing or distribution. In order to market any of its gene therapy products, the Company must develop a marketing and sales capability, either on its own or in conjunction with others. There can be no assurance that the Company will be able to enter into any arrangements for the marketing of its products, that such arrangements will be successful, or that the Company will be able to obtain additional capital and expertise to conduct such activities independently.

         The Company has no manufacturing, sales, marketing or distribution capabilities for its Gene Activation products. The Company's collaborative partner, HMRI, is responsible for the manufacture, sales, marketing and distribution of GA-EPO and the undisclosed second protein. With respect to future Gene Activation products, the Company may seek collaborative partners or may manufacture and commercialize the products on its own. There can be no assurance that the Company will be

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successful in establishing such future collaborative relationships or that the
Company will be able to conduct such activities independently.

DEPENDENCE ON KEY PERSONNEL

         The Company's success is highly dependent on the retention of principal members of its scientific and management staff. Furthermore, the Company's future growth will require the hiring of significant numbers of qualified scientific and management personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to the Company's success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain on acceptable terms the qualified personnel necessary for the development of its business.

DEPENDENCE ON HMRI AND OTHER COLLABORATIVE PARTNERS

         The Company has entered into arrangements with HMRI on two of its Gene Activation development programs and with another corporate partner on a gene therapy development program. Each agreement with HMRI is subject to termination without cause on short notice under certain circumstances and there is no assurance that in the future either partner will not exercise its termination rights. The Company is relying on HMRI to develop, conduct clinical trials, obtain regulatory approval for the sale of, manufacture and market GA-EPO and the undisclosed second protein worldwide. There can be no assurance that HMRI will devote the resources necessary to complete development of and commercialize these two potential products. Should HMRI fail to develop and commercialize these two potential products, the Company's business would be materially adversely affected.

         The Company's strategy for the research, development and commercialization of certain of its potential products includes the possibility that it will enter into various additional arrangements with corporate partners, licensors, licensees and others. There can be no assurance that any further arrangements will be effected in the future. Although the Company believes parties to any existing and future arrangements, if entered into, would have economic and other motivations to perform their contractual responsibilities in full, the amount and timing of resources which they would devote to these activities would not be within the control of the Company. There can be no assurance that such parties would perform their obligations as expected or that any revenue would be derived by the Company from such arrangements.

PRODUCT LIABILITY AND INSURANCE

         The Company's business will in the future expose it to potential product liability risks which are inherent in the testing, manufacturing and marketing of human therapeutic products. Although the Company has clinical trial liability insurance for trials conducted in the U.S., the Company does not currently have any product liability insurance, and there can be no assurance that it will be able to obtain or maintain such insurance on acceptable terms, if at all, or that any insurance obtained will provide adequate protection against potential liabilities. An inability to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, in addition to exposing the Company to significant liabilities, could prevent or inhibit the commercialization of products developed by the Company.



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UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT

         The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. For example, in certain foreign markets, pricing and profitability of prescription pharmaceuticals is subject to government control. In particular, individual pricing negotiations are often required in each country of the European Community, even if approval to market the drug is obtained. In the U.S. there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the U.S. has and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement of such proposals or efforts could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals or efforts could have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company's ability to establish corporate collaborations may be adversely affected. In addition, in both domestic and foreign markets, sales of the Company's products, if any, will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in commercializing products, there can be no assurance that these products will be considered cost effective, that reimbursement will be available, or if available, that the payor's reimbursement policies will be adequate to permit the Company to realize a reasonable return.

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